Price Asset Management, Inc.

141 W. Jackson Blvd., Suite 1340-A

Chicago, IL 60604

August 7, 2006

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Price Fund I, L.P.

Supplement to Registration Statement on Form S-1

File #333-74176

Ladies and Gentlemen:

On behalf of Price Fund I, L.P. (the “Partnership”) I am transmitting herewith for filing, pursuant to Rule 424 (b) 3 of the Securities Act of 1933, as amended, a Supplement dated August 1, 2006 to the Partnership’s prospectus dated March 31, 2006.

Please contact me if you have any questions.

Best regards,

/s/ Scott R. Baldwin
Scott R. Baldwin
Executive Vice President/Director
Price Asset Management, Inc.
General Partner for Price Fund I, L.P.
312-264-4311

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK

AND IS NOT SUITABLE FOR ALL INVESTORS

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE,

OFFERING BY PROSPECTUS ONLY

DAILY ESTIMATED FUND PERFORMANCE IS AVAILABLE BY ACCESSING THE SELLING

GROUP MANAGER WEBSITE AT: WWW.UPSECURITIES.COM ,

BY EMAILING: PRICEFUND@PRICEGROUP.COM, OR BY CALLING TOLL FREE AT 800-444-7075.

PRICE FUND I, L.P.

PRICE ASSET MANAGEMENT, INC.

August 1, 2006

Dear Investor,

The net asset value of a unit as of June 30, 2006 was $928.62, down 6.22% from $990.15 per unit as of May 31, 2006. Since January 1, 2006 the fund is down 4.37%.

Investors and traders alike were taken on a wild ride during June. Capital flows have been fleet of foot, searching to establish long term trends and fleeing at any sign of danger. Behind the market’s uncertainty, was the ability of the U.S. Federal Reserve Board and central banks world-wide to grapple with accelerating inflation. Monetary policy not only affects interest rates, but commodity prices as well. Unfortunately, Price Fund I was a casualty of increased market volatility causing wide swings in partnership performance. Futures markets, like all trading vehicles, historically move in waves that are frequently offset by counter-trends. Occasionally, during times of extreme stress, illiquidity or uncertainty, market swings are underscored by fear and greed, leading to higher that normal volatility. Consequently for the fund, interest rate and currency futures suffered the most, experiencing large and mostly unwelcome price reversals. Also contributing to the profit erosion were energy, grain, stock index, live stock and metal trading. The hold-outs were lumber, natural gas and the soft commodity markets, which produced healthy gains in cotton and orange juice contracts.

•	Interest Rates: Global interest rate positions gyrated wildly. Confusion over the strength of the U.S. and global economies and the Fed’s stance on inflation contributed to losses in U.S., Australian and European fixed income complexes. The Federal Reserve raised rates for the 17th consecutive time, giving hope that it may soon pause its money tightening campaign. Just two days prior to the rate hike, the battered 10-year Treasury market saw its highest yields in four years at 5.22%. The yield differential between the ten and two-year treasuries inverted again, underscoring the uncertainty of economic direction.

•	Currencies: Early month indications from Fed Chairman Bernanke that U.S economic conditions would moderate supported fund positions. As the month progressed, however, short dollar positions were slowly tortured. Bernanke and the Fed talked tough about inflation, causing speculation the Fed may move by 50 basis points during the June 28th meeting. By month’s end, positions were liquidated and in some cases reversed. The dollar then tumbled again after the Fed surprised investors with a “dovish” policy statement. The dollar index, a basket of currencies versus the dollar, gave back almost 50% of the ground it covered in the prior weeks. Dollar/Euro gained almost three cents from June 28-30.

•	Metals: The Fed’s early month hawkish views on inflation cut into marked-to-market profits. Long positions in both gold and copper declined in belief that global interest rates would go higher after the June 28 FOMC meeting. The bullish fundamental picture for both metals supported a modest late month comeback.

•	Stock Indices: Interest rate fears continued to drive a world-wide slide in equities. Long positions were pared as the sell off became a “one-way move.” Some foreign markets fell by as much as 20%. The search for lower prices was also compounded by a commodity sell off, providing a double-hit to commodity-oriented economies such as Russia and Brazil.

•	Meats and Softs: Stubbornly high livestock prices again contributed to negative returns in June; short positions in cattle and live hogs finished in the red. On the other hand, strong continuation moves in cotton and orange juice produced positive returns. Tropical storm risk premiums kept OJ futures near 15-year highs, supporting long plays.

•	Energies: Positions in heating oil, crude and ethanol were offset with profits in natural gas. The outlook for petroleum based products remains strong, yet the fund was subject to liquidation and counter trend moves.

•	Grains: The grain trade was a mixed bag. Soybeans and soybean meal were uncooperative, while carry-over positions in wheat continued higher. Fear of worsening conditions in the northern Plains supported established trends and fund positions. Weather patterns will play a large role in grain related trading in the coming months.

As always, if you have any questions regarding your statement or need additional information, please do not hesitate to contact your sales representative.

Very truly yours,

/s/ Walter Thomas Price, III
Walter Thomas Price, III Price Asset Management, Inc. General Partner of the Price Fund I, L.P.

141 West Jackson Boulevard, Suite 1340A	Chicago, IL 60604	312-264-4300

PRICE FUND I, L.P.

Unaudited Account Statement

For the Month Ending June 30, 2006

Summary Statement

STATEMENT OF INCOME(LOSS)

Trading Income (Loss)
Realized Trading Gain/(Loss)	($6,198.53)
Change in Unrealized Gain/(Loss)	(105,349.02)
Gain/(Loss) on Other Investments	(817.85)
Brokerage Commission	(3,936.77)

Total Trading Income	($116,302.17)

Expenses
Audit Fees	$1,666.67
Administrative and Legal Fees	6,333.33
Management Fees	317.62
Incentive Fees	(21,330.62)
Other Expenses	2,383.67
Trailing Commissions	1,642.44

Total Expenses	($8,986.89)
Interest Income	$6,176.74

Net Income(Loss) for the Period	($101,138.54)

STATEMENT OF CHANGES IN NET ASSET VALUE(NAV)

	Total Fund	YOUR INVESTMENT
		Units	Value
Beginning of Month	$1,627,321.89	1,643.6664	$1,627,321.89
Addition	0.00
Withdrawal	(910.85)	(0.9809)	($910.85)
Net Income/(Loss)	(101,138.54)		(101,138.54)

Month End	$1,525,272.50	1,642.6855	$1,525,272.50
Month End NAV Per Unit	$928.62
Monthly Rate of Return	-6.22%
Year to Date Rate of Return	-4.37%

To the best of our knowledge, this statement is accurate and complete:

By	/s/ Walter Thomas Price, III
Walter Thomas Price, III General Partner of Price Fund I, L.P.